838 – 1100 Melville Street Vancouver, BC V6E 4A6 P: 604-899-5450 F: 604-484-4710

News Release	No. 20-410 February 25, 2020

Platinum Group Metals to Present at BMO Global Metals & Mining Conference

Platinum Group Metals Ltd. (NYSE.A: PLG) (TSX:PTM) President and Chief Executive Officer, R. Michael Jones will present at the 29th Annual BMO Capital Markets Global Metals & Mining Conference in Hollywood, Florida on Wednesday, February 26, 2020 at 11:15 a.m. Eastern Time.

The live presentation and replay will be available at:

https://cc.talkpoint.com/bmoc001/022320a_js/?entity=40_MBRCTTL

Presentation materials can be accessed on the Company’s website at:

www.platinumgroupmetals.net

About Platinum Group Metals Ltd. and Waterberg Project

Platinum Group Metals Ltd. is the operator of the Waterberg Project, a bulk underground palladium and platinum deposit located in South Africa.  The Waterberg Project was discovered by Platinum Group and is being jointly developed with Implats, JOGMEC, Mnombo Wethu Consultants (Pty) Ltd. and Hanwa Co. Ltd.

For further information contact:

Investor Relations
1-866-899-5450
info@platinumgroupmetals.net
www.platinumgroupmetals.net